Filed pursuant to Rule 424(b)(3)
Registration No. 333-133377

PROSPECTUS SUPPLEMENT NO. 5
to prospectus dated July 26, 2006

DEER VALLEY CORPORATION
(formerly known as Cytation Corporation)

Up to 43,556,851 Shares

Common Stock

This prospectus supplement supplements information contained in the prospectus dated July 26, 2006 relating to the offer and sale by the selling shareholders identified in the prospectus of up to 43,556,851 shares of our common stock. This prospectus supplement substitutes the name of a new selling security holder for that of a former security holder in the Table of Selling Stockholders in the original prospecuts. The information to be changed is as follows:

1)	The name of the selling security holder “DD Growth Premium Fund” is to be deleted and the name “Dynamic Decisions Strategic Opportunities Fund” is to be inserted in its place.

The sections to be changed in the Table of Selling Stockholders are presented below; the Table of Selling Stockholders is not reproduced in its entirety. The changes made by this prospectus supplement do not affect the total number of shares to be registered via the registration statement.

This prospectus supplement should be read in conjunction with the prospectus dated July 26, 2006, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated July 26, 2006, including any supplements or amendments thereto.

Investing in the shares involves risks and uncertainties. See “Risk Factors” beginning on page 10 of the prospectus dated July 26, 2006 and the risk factors included in our Annual Report on Form 10-KSB for the year ended December 31, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 16, 2007.

TABLE OF SELLING STOCKHOLDERS

Name of Selling Stockholder	Securities Owned By Selling Stockholders Prior to Offering						Securities Being Offered By Selling Stockholders		Securities Beneficially Owned By Selling Stockholders After the Offering
	Common Stock (direct ownership)	Common Stock issuable upon conversion of Series A Convertible Preferred Stock (indirect ownership)	Common Stock issuable upon conversion of Series B Convertible Preferred Stock (indirect ownership)	Common Stock issuable upon conversion of Series C Convertible Preferred Stock (indirect ownership)	Common Stock issuable upon conversion of Series D Convertible Preferred Stock (indirect ownership)	Common Stock issuable upon exercise of Warrants and Options (indirect ownership)	Common Stock (direct ownership)	Common Stock issuable upon conversion or exercise of derivative securities (indirect ownership)	Common Stock to be Beneficially Owned After Offering	Percentage Assuming All Shares Offered are Sold
	(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Dynamic Decisions Strategic Opportunities Fund, Alberto Micalizzi, Chairman (18)	0	0	0	0	166,667	166,667	0	333,334	0	*

* Less than 1%

(18)
Alberto Micalizzi, as Chairman, has sole voting and investment control over the securities of Deer Valley Corporation owned by Dynamic Decisions Strategic Opportunities Fund. Mr. Micalizzi disclaims beneficial ownership of the securities of Deer Valley Corporation owned by Dynamic Decisions Strategic Opportunities Fund, except to the extent of his pecuniary interest therein, and the inclusion of these shares in this Filing shall not be deemed an admission of beneficial ownership of all of the reported shares or for any other purpose.